Exhibit 99.1

FSD Pharma Announces Cancellation of Certain Shares Issued to Former Chief Executive Officer Dr. Raza Bokhari

TORONTO--(BUSINESS WIRE)--April 8, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today, pursuant to a court endorsement, the cancellation of 504,888 Class B subordinate voting shares previously issued to the Company’s former Chief Executive Officer, Dr. Raza Bokhari. This follows the prior cancellation of 156,278 Class B subordinate voting shares previously issued to certain former directors of the Company.

To cancel the shares previously issued to Dr. Raza Bokhari, FSD was forced to seek an order from the Ontario Superior Court. An application seeking a Court order was filed by FSD on July 21, 2021, with a hearing taking place on December 20, 2021. On March 8, 2022, the Court issued a decision that enabled the Company to cancel the 504,888 shares. The cancellation was completed on March 31, 2022. The Company’s President and Executive Co-Chairman of the Board, Zeeshan Saeed, stated that “The Company is pleased by this victory for its shareholders. This is an important step in addressing inappropriate conduct by the Company’s former board of directors and former Chief Executive Officer Dr. Raza Bokhari.”

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”), a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Lucid Psycheceuticals Inc. (“Lucid”), a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884
Investor Relations: Email: ir@fsdpharma.com , info@fsdpharma.com
Website: www.fsdpharma.com